Exhibit 99.10
EXPLANATORY NOTES TO THE AGENDA
for the Annual General Meeting of Shareholders (“AGM”) of
ASML Holding N.V. (the “Company” or “ASML”) to be held on
Wednesday March 28, 2007
The items 3, 4, 5, 7, 8, a, b, c, 9, 11, 12 a, b, c, d, 13, 14, 15 and 16 on the agenda are items which will be put to the vote of the AGM.
The explanatory notes to the agenda contain a further description of the agenda 1 .
Agenda Items:
3.	Discussion of the Annual Report 2006 and adoption of the financial statements for the financial year 2006, as prepared in accordance with Dutch law[1]. (Voting item)

The Annual Report 2006 as prepared in accordance with Dutch law is published on ASML’s website (www.asml.com) and is also available via the Company.
4, 5.	Discharge of the members of the Board of Management and the members of the Supervisory Board. (Voting items)
These are regular agenda items, in which it is proposed to discharge the members of the Board of Management from liability in respect of their management during the previous financial year, and in which it is proposed to discharge the members of the Supervisory Board from liability in respect of their supervision during the previous financial year.

6.	Clarification of the Company’s reserves and dividend policy. (Discussion item)
As explained at the AGM in 2006, the Company’s business is of a very cyclical nature and therefore a certain level of cash (“comfort level”) is needed to provide for the necessary inventory and resources, especially in upturns. However, when ASML has cash in excess of its comfort level, ASML prefers not to pay dividend to its shareholders, because of the cyclical nature of the business, but to return cash by means of a share buy back as was done in 2006. The shares repurchased in 2006 under the share buy back program in place, amounted to 5.25% of the issued shares. ASML intends to cancel these shares; a proposal thereto is included in this agenda.

Furthermore, in order to mitigate the potential dilution resulting from the issuance of shares because of the redemption of ASML’s 5.75% subordinated convertible bond (“convertible bond”) due October 15, 2006, additional shares were bought back pursuant to the call option transaction announced on October 9, 2006. These shares have subsequently been reissued in order to satisfy the conversion rights exercised under the convertible bond. In aggregate, ASML bought back 8.33% of its issued share capital in 2006.

In addition, ASML has announced that it will repurchase another tranche of its shares in the period between February 14, 2007 and March 27, 2007 under the current share buy back program and taking into consideration the authorization given to ASML’s Board of Management by the AGM in 2006 to repurchase a maximum of 10% of the issued share capital. These repurchased shares, or part thereof, may be used for the issue of stock and/ or stock options under the ASML stock and stock option programs.

In view of the growth trajectory of the Company, ASML believes that a continued share buy back program will deliver significant long term value to ASML’s shareholders.

[1]	Documents that are referred to herein are available at the Company (email: angela.van.de.kerkhof@asml.com or telephone: (+31)(0)40-268-3977) and at JPMorgan Chase Bank in the US (telephone 800-749-1687(from the US) and +1-201-680-6630 (from outside the US)) and will be sent to you free of charge upon request. The above documents are also available on ASML’s website (address: www.asml.com).

7.	Proposal to amend the Articles of Association of the Company [1] . (Voting item)

This agenda item consists of one (1) voting item.

The proposed amendments of the Articles of Association result from new legislation, effective January 1, 2007, regarding the use of electronic means to facilitate the participation of shareholders at shareholder meetings. This entails for example the use of electronic means to enable shareholders to take note from a distance of the discussion transacted at shareholders meetings, and to vote from a distance during the shareholders meeting, without having to appoint a proxy. The proposed amendments of the Articles of Association provide for the possibility to introduce these means, subject to management’s decision. Management’s decision to effectively commence to use these means, is among others dependent on the legal and technical issues and requirements related to such systems. The proposal for the amendment of the Articles of Association is available via the Company and posted on the Company’s website.

8.	Number of stock and stock options. (Voting items)

This agenda item consists of the following three (3) voting items:
a. Approval of the number of performance stock available for the Board of Management and authorization of the Board of Management to issue the performance stock, subject to the approval of the Supervisory Board.
The Annual General Meeting of Shareholders held on March 23, 2006, approved the performance stock arrangement for the Board of Management for 2006 and subsequent years.
Based on this performance stock arrangement, the maximum number of performance stock that can be granted to the members of the Board of Management is determined by dividing 87.5% of their base salary by the share price on the date of grant. The ultimate number of performance stock to be awarded is calculated at the end of a three (3) – year performance period and is based on the Company’s performance on Return on Invested Capital (ROIC) as compared to its predetermined Peer Group.
The total number of performance stock that may be issued to the Board of Management during the period from this AGM to the AGM to be held in 2008 amounts to 187,803 shares.
b. Approval of the number of performance stock options available for the Board of Management and authorization of the Board of Management to issue the performance stock options, subject to the approval of the Supervisory Board.
The Annual General Meeting of Shareholders held on March 23, 2006, also approved the performance stock option arrangement for the Board of Management for 2006 and subsequent years.
Based on this performance stock option arrangement, the maximum number of performance stock options that can be granted to the members of the Board of Management is determined by dividing 50% of their base salary by the fair value of the performance stock option on the date of grant. The ultimate number of performance stock options to be awarded is calculated at the end of a one (1) – year performance period and is based on the Company’s actual performance on ROIC for that period.

[1]	Documents that are referred to herein are available at the Company (email: angela.van.de.kerkhof@asml.com or telephone: (+31)(0)40-268-3977) and at JPMorgan Chase Bank in the US (telephone 800-749-1687(from the US) and +1-201-680-6630 (from outside the-US)) and will be sent to you free of charge upon request. The above documents are also available on ASML’s website (address: www.asml.com).

The total number of performance stock options that may be issued to the Board of Management during the period from this AGM to the AGM to be held in 2008 amounts to 283,534 stock options.
c. Approval of the number of shares, either in stock or stock options, available for ASML employees and authorization of the Board of Management to issue the stock or stock options, subject to the approval of the Supervisory Board.
The employee equity based arrangements include plans for ASML employees world wide and/or senior and executive management, other than members of the Board of Management, i) to purchase stock options; ii) to grant incentive stock options or performance stock against a ratio of 3 stock options versus 1 performance stock, for retention purposes; and iii) to grant stock options to newly hired employees for incentive purposes.
The maximum available number of shares, respectively stock options, for ASML employees that the Company hereby submits for approval to the AGM amounts to 5,140,000.
9.	Composition of the Supervisory Board[1] (Voting item)

This agenda item consists of one (1) voting item.

Mr. H. Bodt retires by rotation effective per this AGM. As Mr. Bodt is not available for re-appointment, because of fulfillment of his twelve year term, a vacancy has arisen in the Supervisory Board.
The shareholders have not made recommendations for filling this vacancy and the Works Council has not recommended any candidate to fill this position either.

Therefore, the Supervisory Board now nominates for appointment for this vacancy Mr. W.T. Siegle (1939, US nationality). Mr. Siegle will bring a wealth of knowledge and experience in the semiconductor industry, as he has held several management positions in the technology area with AMD and IBM. The Supervisory Board expects that Mr. Siegle will fit very well in the relevant profile for this position, which profile focuses specifically on extensive experience in the semiconductor industry, supplying industries and relevant markets.

11.	Remuneration of the Supervisory Board (Voting Item)

This agenda item consists of one (1) voting item

Dutch law and the Company’s Articles of Association stipulate that the General Meeting of Shareholders, upon the proposal of the Supervisory Board, determines the remuneration of the members of the Supervisory Board.

Taking into account the market positions as well as the continuing increase in liabilities, responsibilities and workload for the Supervisory Board members over the past years, the Supervisory Board proposes the following adjustments in the remuneration for the members of the Supervisory Board to the AGM, effective as of March 28, 2007:

•	Increase of the fee for the Chairman to:	Euro 55,000
•	Increase of the fee for the Supervisory Board members to:	Euro 40,000
•	Decrease of the fee for all regular Committee members,
	except for the members of the Audit Committee, to:	Euro 7,500

[1]	Documents that are referred to herein are available at the Company (email: angela.van.de.kerkhof@asml.com or telephone: (+31)(0)40-268-3977) and at JPMorgan Chase Bank in the US (telephone 800-749-1687(from the US) and +1-201-680-6630 (from outside the-US)) and will be sent to you free of charge upon request. The above documents are also available on ASML’s website (address: www.asml.com).

With respect to Supervisory Board members from outside the European Union, the Supervisory Board is of the opinion that those members should be entitled to an additional payment because of competitive compensation, especially in the US, and because of additional time spent as a one-day meeting generally means a three day-trip for members coming from outside the EU. The Supervisory Board therefore proposes to increase the fee for non-EU Supervisory Board members to Euro 70,000, effective as of March 28, 2007.

With respect to this proposal, the Supervisory Board wishes to note that it has been advised by an independent external expert in this area, and that the advise was based on a compensation benchmark in the relevant market.

12.	Proposal to authorize the Board of Management to issue shares or rights to subscribe for shares in the share capital of the Company as well as to restrict or exclude the pre-emption rights accruing to shareholders. (Voting items)

This agenda item consists of the following four (4) voting items:
a.	Proposal to authorize the Board of Management for a period of 18 months from March 28, 2007, to issue shares or rights to subscribe for shares in the share capital of the Company, subject to the approval of the Supervisory Board, limited to 5% of the issued share capital at the time of the authorization.

b.	Proposal to authorize the Board of Management for a period of 18 months from March 28, 2007, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under a., subject to approval of the Supervisory Board.

c.	Proposal to authorize the Board of Management for a period of 18 months from March 28, 2007, to issue shares or rights to subscribe for shares in the share capital of the Company, subject to the approval of the Supervisory Board, for an additional 5% of the issued share capital at the time of the authorization, which 5% can only be used in connection with or on the occasion of mergers and/or acquisitions.

d.	Proposal to authorize the Board of Management for a period of 18 months from March 28, 2007, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under c., subject to approval of the Supervisory Board.
The Board of Management considers it in the interest of the Company and its shareholders to be able to react timely when certain opportunities that need the issuance of shares, arise. Therefore the Board of Management would like to have the authority to issue shares when such occasions occur, and to pass the pre-emptive rights in situations where it is imperative to be able to act quickly, without having to ask prior approval from its shareholders for which an extraordinary shareholders meeting would have to be convoked and which would cost valuable time or create disrupting market speculations.

In the past, this agenda item has been used especially in relation to the issue of convertible bonds, because of the short window of opportunity. The opportunity to issue convertible bonds, or other transactions that need issuance of shares will be limited if ASML needs to ask prior approval to issue shares and/or exclude the shareholder’s pre-emptive rights.

Although it is in the interest of ASML to be able to act as flexible as possible in view of the above, it has been decided, also based upon discussions with shareholders, to bring this item more in line with shareholder interests by reducing the percentage to issue shares and to exclude the related pre-emptive rights from a maximum of 20% (10% plus an additional 10% in relation with mergers and acquisitions), to a maximum of 10% (5% and an additional 5% in connection with or on the occasion of mergers and acquisitions).
The authorization of the Board of Management to restrict or exclude the pre-emptive rights will be limited to (i) 5% of the Company’s issued share capital at the time of the authorization, and (ii) an additional 5% of the Company’s issued share capital at the time of the authorization only to be used in connection with or on the occasion of mergers and/or acquisitions. The authorization covers a period of 18 months.

13.	Cancellation of ordinary shares. (Voting item)

This agenda item consists of one (1) voting item.

At the Annual General Meeting of Shareholders, held on March 23, 2006, ASML’s intention to implement a share buy back program in order to return cash to its shareholders was discussed. On April 19, 2006 ASML announced the implementation of such a program.
As mentioned under item 6, ASML has the intention to cancel the shares that have been repurchased under the share buy back program in 2006, in order to decrease the number of shares outstanding and to mitigate dilution of its share capital.

Therefore, it is proposed in this agenda item to cancel a number of ordinary shares repurchased or to be repurchased by the Company, resulting in a reduction of the Company’s issued share capital. The cancellation may be executed in one or more tranches. The number of shares that will be cancelled (whether or not in a tranche) shall be determined by the Board of Management, but shall not exceed ten percent of the issued share capital as of March 28, 2007

Pursuant to the relevant statutory provisions cancellation may not be effected earlier than two months after the resolution to cancel is adopted and publicly announced.

As also mentioned under item 6, ASML has announced that it will repurchase another tranche of its shares in the period between February 14, 2007 and March 27, 2007 under the current share buy back program and taking into consideration the authorization given to ASML’s Board of Management by the AGM in 2006 to repurchase a maximum of 10% of the issued shares. These repurchased shares, or part thereof, may be used for the issue of stock and/ or stock options under the ASML stock and stock option programs.

Introduction to the items 14 until and including 16:

In addition and as an introduction to the following items 14 until and including 16, the shareholders are advised as follows.

The Company aims to have optimal flexibility in the execution of a return of capital to its shareholders. In order to enable such optimal flexibility, the General Meeting of Shareholders is requested to mandate further share repurchases as well as to further authorize cancellation of shares, should the Company decide to implement further share repurchase programs.

Shareholders are advised that there is no certainty as to a return of capital, that there is no certainty either as to the timing of a potential execution of a return of capital to shareholders, nor as to the method of achieving such return.

14.	Proposal to authorize the Board of Management to acquire ordinary shares in the Company. (Voting item)

This agenda item consists of one (1) voting item.

At the annual General Meeting of Shareholders, held on March 23, 2006, the Board of Management was granted the authorization, subject to Supervisory Board approval, to repurchase shares through September 23, 2007 up to a maximum of 10% of the issued share capital as of the date of authorization (March 23, 2006).

As the authorization will lapse on September 23, 2007, it is proposed to authorize the Board of Management for a period of 18 months from March 28, 2007 to repurchase shares in the share capital of the Company to enable the Board of Management to continue to repurchase shares.

If the General Meeting of Shareholders grants this authorization, the Company may repurchase its issued ordinary shares at any time during this 18 months period. The number of ordinary shares to be acquired is limited to the maximum — as permitted under Dutch law and the articles of association – that ASML may at any time hold in its own capital taking into account the possibility to cancel shares as proposed under items 13, 15 and 16. This authorisation allows ASML, in combination with the proposals under 13, 15 and 16, to (i) acquire twice the maximum 10% of the issued share capital, (ii) cancel these shares and subsequently (iii) acquire once again a maximum of 10% of the issued share capital.

Any such repurchases are subject to the approval of the Supervisory Board. Shares may be repurchased for valuable consideration as described in agenda item 14.

15.	Cancellation of additional ordinary shares. (Voting item)

This agenda item consists of one (1) voting item.

As outlined above, the repurchase by ASML is limited to 10% of the issued share capital . To enable ASML to repurchase more shares, the shares acquired under the authorization under item 14 need to be cancelled first.

Therefore, it is proposed to cancel ordinary shares repurchased by the Company following the cancellation of ordinary shares as referred to in item 13, resulting in a further reduction of the Company’s issued share capital.

The cancellation may be executed in one or more tranches. The number of shares that will be cancelled (whether or not in a tranche) shall be determined by the Board of Management but shall not exceed ten percent (10%) of the issued share capital at March 28, 2007 reduced by the number of shares cancelled pursuant to item 13.

Pursuant to the relevant statutory provisions, cancellation may not be effected until two months after a resolution to cancel shares is adopted and publicly announced.

16.	Cancellation of additional ordinary shares (Voting item)

This agenda item consists of one (1) voting item.

As outlined above, the repurchase of ordinary shares by ASML is limited to 10% of the issued share capital. To enable ASML to repurchase more shares, the shares acquired after the cancellation of ordinary shares under the authorization of item 15 first need to be cancelled.

Therefore, it is proposed to cancel ordinary shares to be repurchased by the Company following the cancellation of ordinary shares as referred to in item 15, resulting in a further reduction of the Company’s issued share capital.

The cancellation may be executed in one or more tranches.The number of shares that will be cancelled (whether or not in a tranche) shall be determined by the Board of Management, but shall not exceed ten percent (10%) of the issued share capital at March 28, 2007, reduced by the number of shares cancelled pursuant to items 13 and 15.

Pursuant to the relevant statutory provisions, cancellation may not be effected earlier than two months after a resolution to cancel shares is adopted and publicly announced.